UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

The Registrant is filing this Current Report on Form 6-K for the purpose of filing with the Securities and Exchange Commission (the “SEC”) the Customer Care and Billing Services Agreement, dated as of October 1, 2012, between Sprint/United Management Company and Amdocs Software Systems Limited, a wholly-owned subsidiary of the Registrant. It is attached to this Form 6-K as Exhibit 99.1.

This Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Elizabeth W. McDermon
Elizabeth W. McDermon
Secretary and Authorized Signatory

Date: December 11, 2012

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1†	Customer Care and Billing Services Agreement, dated as of October 1, 2012, between Sprint/United Management Company and Amdocs Software Systems Limited

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission